INDOSAT RELEASES UNAUDITED FINANCIAL RESULTS FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2010

Indosat’s cellular business grew at a rate of 6.4% on a quarter, and 16.6% on year

Jakarta, 29 October 2010: PT Indosat Tbk (“Indosat” or the “Company”) (Ticker: ISAT: IDX, IIT: NYSE) is pleased to announce that the Company has filed with the appropriate capital market authorities its unaudited financial results for the nine months ended 30 September 2010. A full review of these results is available on the Company’s website at www.indosat.com.

During the nine months ended 30 September 2010, the Company recorded 8.1% year-on-year growth in consolidated operating revenues to Rp 14.84 trillion while EBITDA rose by 12.6%, with an increase of 1.9% in the EBITDA margin to 48.0%. Operating expenses increased by 10.2% for the period which was largely due to higher marketing expenses and depreciation and amortization charges. Indosat’s cellular, fixed data (MIDI) and fixed voice businesses now contribute 80%, 12% and 8% respectively to the Company’s consolidated operating revenue.

Commenting on the results Mr. Harry Sasongko, President Director and CEO of Indosat said: “We are pleased to see continued strong growth in Q3 2010 - Our cellular business grew at a healthy quarterly rate of 6.4% and a 16.6% annual rate. Net Income, which has decreased by 63.4% on an annual basis, has largely been driven lower by movements in foreign exchange markets, higher absolute financing costs and higher depreciation and amortization charges. The Company concluded a highly successful refinancing exercise in Q3 2010, raising US$ 650 million at 7.375% over 10 years in the international bond market. Furthermore, we enjoyed a solid Ramadan and Idul Fitri festive season, during which the Company continued to provide high quality and reliable products and services to its valuable clients. The robust performance of our network in this time of peak traffic is a testament to the success of our network modernization program.

He added: “We continue to focus our sights in on quality and value subscribers, while providing products and services that our customers demand, which we believe will help to drive better value through all metrics in our business”

Description	9M 2009	9M 2010	% Change
Operating Revenue (IDRbn)	13,732.9	14,843.1	8.1
Operating Expenses (IDRbn)	11,140.6	12,281.0	10.2
Operating Income (IDRbn)	2,592.3	2,562.1	-1.2
Other Expenses (IDRbn)	(476.9)	(1,688.5)	254.0
Net Income (IDRbn)	1,449.9	530.9	-63.4
EBITDA* (IDRbn)	6,327.4	7,127.7	12.6
EBITDA Margin (%)	46.1	48.0	1.9
Cash-out Capex (IDRbn)	9,457.2	4,339.6	-54.1
Total Debt (IDRbn)	24,418.5	27,308.3	11.8

Description	9M 2009	9M 2010	% Change
Cellular subscribers (Million)	28.2	39.7	40.9
Wireless Broadband 3.5G subscribers (Thousand)	440.1	684.3	55.5
ARPU Cellular (IDR)	36,206	35,310	-2.5
FWA subscribers (Thousand)	542.8	722.6	33.1
ARPU FWA (IDR)	28,638	17,811	-37.8
BTS (2G and 3G)	15,694	17,847	13.7

Indosat plans to conduct a conference call with analysts and investors on 1 November, 2010.

*EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service, StarOne,  and fixed line service, Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSPA+ technology. And the Company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:   62-21-3869615

Fax:  62-21-30003757

Email:

    investor@indosat.com

Website:   www.indosat.com

Corporate Secretary

Tel:   62-21-3869614

Fax:  62-21-30003754

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.